EXHIBIT 99.7

CONSENT OF EDWIN GUTIERREZ

CONSENT OF AUTHOR / EXPERT

I hereby consent to the use of my name, Edwin Gutierrez, and reference to my name, the technical report entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina” dated effective October 31, 2017, evaluating the Lindero Property of the Company (the “Lindero Report”), and the information contained in the Report described or incorporated by reference in the Company’s Annual Report on Form 40-F for the year ended December 31, 2018 filed with the United States Securities and Exchange Commission.

Dated: March 29, 2019

“Edwin Gutierrez”
Edwin Gutierrez,

Registered Member of the Society for Mining, Metallurgy and Exploration, Inc.